RMS

Securities and Exchange Commission
Trading and Markets SE

AUG 28 2018

RECEIVED

18008884

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8-28694 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **07/01/17** (MM/DD/YY) AND ENDING **06/30/18** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Lamon & Stern, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1950 North Park Place, Suite 100**
(No. and Street)

| **Atlanta** | **GA** | **30339** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Hollis M. Lamon** **(770) 951-8411**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **900 Circle 75 Parkway SE, Suite 1100** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, **Hollis M. Lamon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lamon & Stern, Inc.**, as of **June 30, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President

Title

Michelle D. Farmer

Notary Public My commission expires Aug. 9, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lamon & Stern, Inc. (the "Company") as of June 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2013.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 24, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

**Lamon & Stern, Inc.**
**Statement of Financial Condition**
**June 30, 2018**

| | |
|---|---|
| **Assets** | |
| Cash | $ 211,570 |
| Accounts receivable | 95,914 |
| Deferred tax asset | 14,351 |
| Furniture, equipment and leasehold improvements net of accumulated depreciation of $41,450 | 1,564 |
| Deposit with clearing broker-dealer | 25,000 |
| Total assets | $ 348,399 |
| **Liabilities and stockholder's equity** | |
| Liabilities | |
| Accrued commissions | 31,895 |
| Accounts payable and accrued expenses | 9,093 |
| Total liabilities | 40,988 |
| Stockholder's equity | |
| Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding | 500 |
| Additional paid-in capital | 6,149 |
| Retained earnings | 300,762 |
| Total stockholder's equity | 307,411 |
| Total liabilities and stockholder's equity | $ 348,399 |

See accompanying notes.

**Lamon & Stern, Inc.**
**Statement of Operations**
**June 30, 2018**

| | |
|---|---|
| Revenues | |
| Fees for account supervision | $ 1,238,080 |
| Commissions | 14,688 |
| Interest | 4,080 |
| Total revenues | 1,256,848 |
| Expenses | |
| Employee compensation and benefits | 1,015,279 |
| Clearing fees | 16,623 |
| Occupancy and equipment | 23,220 |
| Technology and communications | 14,975 |
| Other expenses | 174,291 |
| Total expenses | 1,244,388 |
| Total operating income (loss) | 12,460 |
| Income tax expense (benefit) | 8,311 |
| Net income (loss) | $ 4,149 |

See accompanying notes.

**Lamon & Stern, Inc.**
**Statement of Changes in Stockholders' Equity**
**June 30, 2018**

| | Common Stock Shares | Common Stock Amount | Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| Balance, June 30, 2017 | 500 | $ 500 | $ 6,149 | $ 299,513 |
| Dividends | - | - | - | (2,900) |
| Net income | - | - | - | 4,149 |
| Balance, June 30, 2018 | 500 | $ 500 | $ 6,149 | $ 300,762 |

See accompanying notes.

**Lamon & Stern, Inc.**
**Statement of Cash Flows**
**June 30, 2018**

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | 4,149 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Depreciation | | 220 |
| Change in: | | |
| Accounts receivable | | (1,795) |
| Income taxes | | 8,311 |
| Accounts payable and accrued expenses | | 4,818 |
| Accrued commisions | | 9,252 |
| Net cash provided by operating activities | $ | 24,955 |
| Cash flows from financing activities | | |
| Dividends paid to stockholder | | (2,900) |
| Net cash used in financing activities | | (2,900) |
| Net increase in cash | | 22,055 |
| Cash and cash equivalents, beginning of year | | 189,514 |
| Cash and cash equivalents, end of year | $ | 211,569 |

Reconciliation of income to net cash provided by operating activities

See accompanying notes.

## 1.General

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

## 2.Summary of Significant Accounting Policies

### Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. From time to time, balances may exceed FDIC insured limits.

### Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

### Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods. Depreciation expense for the year ended June 30, 2018 amounted to $220.

### Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

### Revenue Recognition

Fees for account supervision represent fees received for assets under management. These fees are recognized as they are earned. Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2018, two clients accounted for approximately 14% and 12%, respectively, of total revenues.

### Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for net operating loss carry forwards and temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

### New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company adopted ASU 2014-09 effective July 1, 2018. ASU 2014-09 replaced most existing revenue recognition guidance in U.S. GAAP. AUS 2014-09 requires that companies use more judgment and make more estimates than under previous guidance. The adoption of the new accounting guidance had no effect on the Company's financial statements as of June 30, 2018.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

**Subsequent Events**

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

## 3.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-l), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2018, the ratio of aggregate indebtedness to net capital ratio was .14 to 1 and net capital was $291,496, which exceeded the minimum net capital requirements by $241,496.

## 4.Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, make employer contributions. Discretionary employer contributions to the Plan were approximately $69,400 for the year ended June 30, 2018.

## 5.Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of tax currently payable or refundable plus effects of deferred taxes. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. The deferred tax expense for the year ended June 30, 2018 arises from the realization of net operating loss incurred during prior years. Income tax expense in the statement of operations differs from expected income tax expense based on the statutory rate due to non-deductible expenses. Income tax expense for the year ended June 30, 2018 consists of the following:

| | |
|---|---|
| Current income taxes | $ -0- |
| Deferred tax expense | 8,311 |
| Total income tax expense | $ 8,311 |

The deferred tax asset at June 30, 2018 arises from a net operating loss carry forward at June 30, 2018 available to offset taxable income in future years of approximately $58,000 that expires in 2036.

## 6.Leases

The Company leases office premises under a month to month agreement. Rent expense for the year ended June 30, 2018 was approximately $23,000.

## Supplemental Information

**Lamon & Stern, Inc.**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**of The Securities and Exchange Commission Act of 1934**
**as of June 30, 2018**

| | |
|---|---|
| Net Capital: | |
| Total stockholder's equity | $ 307,411 |
| Less non-allowable assets: | |
| Deferred tax asset | (14,351) |
| Property and equipment | (1,564) |
| | (15,915) |
| Net capital before haircuts | 291,496 |
| Less haircuts | - |
| Net capital | 291,496 |
| Less required net capital | 50,000 |
| Excess net capital | 241,496 |
| Aggregate indebtedness | 40,988 |
| Ratio of aggregate indebtedness to net capital | .14 to 1.0 |

**Reconciliation with company's computation of net capital included in Part IIA of Form X-17A-5 as of June 30, 2018.**

There is no significant difference between net capital above and net capital as reported in Part II A of Form X-17a-5 as of June 30, 2018.

## Schedule II

### Computation For Determination of Reserve Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### As Of June 30, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

## Schedule III

### Information Relating to the Possession of Control Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### As Of June 30, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Lamon & Stern, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report as of and for the fiscal year ended June 30, 2018, in which Lamon & Stern, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lamon & Stern, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions"); and, (2) Lamon & Stern, Inc. stated that Lamon & Stern, Inc. met the identified exemption provisions through the aforementioned fiscal year without exception. Lamon & Stern, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lamon & Stern, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 24, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

LAMON & STERN, INC.
INVESTMENT AND FINANCIAL CONSULTANTS
Suite 100, 1950 North Park Place
Atlanta, Georgia 30339
770-951-8411 Fax 770-951-1184

**Broker Dealers Annual Exemption Report**

Lamon & Stern, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Lamon & Stern met the aforementioned exemption provisions throughout the most recent year ended June 30, 2018 without exception.

Hollis M. Lamon
August 11, 2018

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Lamon & Stern, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Lamon & Stern, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lamon & Stern, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lamon & Stern, Inc.'s management is responsible for Lamon & Stern, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2018, with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 24, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7 (35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **6/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28694 FINRA JUN
LAMON & STERN INC
1950 N PARK PL SE STE 100
ATLANTA, GA 30339-2044

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michalle Farmer
770-951-8411

2. A. General Assessment (item 2e from page 2) $ 1,885
B. Less payment made with SIPC-6 filed (**exclude interest**) ( 887 )
1/29/18
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 998
E. Interest computed on late payment (see instruction E) for______days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 998
G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $________
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lamon & Stern, Inc.
(Name of Corporation, Partnership or other organization)
Michalle D. Farmer
(Authorized Signature)
General Securities Principal
(Title)

Dated the 28th day of August, 2018.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2017
and ending 6/30/2018

**Item No.** — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,256,848

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions — -0-

2d. SIPC Net Operating Revenues — $ 1,256,848

2e. General Assessment @ .0015 — $ 1,885.27

(to page 1, line 2.A.)